UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

AMAG Pharmaceuticals, Inc.
(Name of Subject Company (Issuer))

Covis Mergerco Inc.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of

Covis Group S.à r.l.
(Name of Filing Persons (Parent of Offeror))

Apollo Management IX, L.P.
(Name of Filing Persons (Other Person))

Common Stock, $0.01 par value
(Title of Class of Securities)

00163U106
(CUSIP Number of Class of Securities)

Covis Mergerco Inc.
c/o Covis Group S.à r.l.
2, avenue Charles de Gaulle
L-1653 Luxembourg, Grand Duchy of Luxembourg
Attention: Francesco Tallarico
Telephone: +41 41 748 04 04
Fax: +41 41 748 04 09

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
David K. Lakhdhir
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Tel: +1 212 373-3030
Fax: +1 212 492-0030

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$499,851,581	$54,533.80
_______________

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated as the sum of (i) 34,728,808 outstanding shares of common stock, par value $0.01 per share (the “Shares”), of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG” or the “Company”) multiplied by $13.75, (ii) for each of the 1,861,399 Shares issuable pursuant to outstanding Company “in-the-money” stock options, which are to receive cash in the Merger (as defined in the Offer to Purchase described below), the difference between $13.75 and the exercise price for such option (i.e. $8,675,273 in the aggregate), and (iii) 993,102 Shares (i.e. 949,130 (restricted stock units, $13,050,582 in the aggregate) + 43,972 (target-level performance-vesting restricted stock units, $604,616 in the aggregate)) issuable pursuant to restricted stock units. The foregoing share figures have been provided by AMAG to the Offeror and are as of November 13, 2020, the most recent practicable date.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒    Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $54,278.35	Filing Party: Apollo Management IX, L.P.

Form or Registration No.: Schedule TO-T	Date Filed: October 15, 2020

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third–party tender offer subject to Rule 14d–1.
☐ issuer tender offer subject to Rule 13e–4.
☐ going–private transaction subject to Rule 13e–3
☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on the Schedule TO (together with any amendments and supplements thereto, “Schedule TO”) filed by Covis Mergerco Inc., a Delaware corporation (the “Offeror”), Covis Group S.à r.l., a Luxembourg private limited liability company (“Parent”), and Apollo Management IX, L.P., a Delaware limited partnership (“Management IX”), on October 15, 2020. The Offeror is a wholly owned indirect subsidiary of Parent. Parent is controlled by equity funds managed by Management IX. The Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $13.75 per Share, net to the holders thereof, payable in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger described below, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated therein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO. The Agreement and Plan of Merger, dated as of October 1, 2020, by and among AMAG, Parent, the Offeror, and (solely with respect to certain sections thereof) Covis Finco S.à r.l., a copy of which is attached as Exhibit (d)(1) thereto, is incorporated by reference with respect to Items 4 through 11 of the Schedule TO. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.
This Amendment is being filed to amend and supplement Items to the extent specifically provided herein.
The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:
“As the final step of the Transactions, AMAG, Parent and the Offeror effected the Merger under Section 251(h) of the DGCL, pursuant to which the Offeror merged with and into AMAG, with AMAG surviving as a wholly owned indirect subsidiary of Parent on November 16, 2020. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and any Shares owned by any stockholders who properly exercised their appraisal rights under Section 262 of the DGCL) was converted automatically into and now represents only the right to receive the Merger Consideration, which is a cash amount per Share equal to the Offer Price, without interest and less any applicable withholding tax.
The Shares will now be delisted and will cease to trade on the NASDAQ. AMAG and Parent will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.
Capitalized terms used but not defined herein have the meanings ascribed thereto in the Offer to Purchase.”

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COVIS MERGERCO INC.
(now AMAG PHARMACEUTICALS, INC.)

By:	/s/ Michael Porter
Name:	Michael Porter
Title:	President

COVIS GROUP S.À R.L.

By:	/s/ Michael Porter
Name:	Michael Porter
Title:	Class A Manager

By:	/s/ Gaëtan Dumont
Name:	Gaëtan Dumont
Title:	Class B Manager

APOLLO MANAGEMENT IX, L.P.

BY: AIF IX Management, LLC, its General Partner

By:	/s/ Laurie D. Medley
Name:	Laurie D. Medley
Title:	Vice President

Dated: November 16, 2020